Exhibit 99.1

Pan American Silver announces normal course issuer bid

Company to Repurchase up to 5% of Issued and Outstanding Common Shares

VANCOUVER, Nov. 28, 2013 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) ("Pan American" or the "Company") today announced that the Toronto Stock Exchange (the "TSX") has accepted the Company's notice of its intention to make a normal course issuer bid (the "Bid") to purchase up to 7,570,535 of its common shares, representing up to 5% of Pan American's issued and outstanding shares as of November 14, 2013.  Purchases pursuant to the bid will be made on the open market through the facilities of the TSX and the Nasdaq Global Select Market ("NASDAQ") and other Canadian trading platforms.  The period of the Bid will begin on December 5, 2013 and will continue until December 4, 2014 or an earlier date should the Company complete its purchases.

Pan American will pay the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  All common shares acquired by the Company under the Bid will be cancelled and purchases will be funded out of Pan American's working capital.  Although the Company has a present intention to acquire its common shares pursuant to the Bid, it is not obligated to make any purchases.

Pan American has recently completed its purchases under its previous normal course issuer bid program announced by the Company on August 29, 2012.  The previous normal course issuer bid commenced on September 4, 2012 and ended on September 3, 2013, and the Company acquired a total of 1,012,900 of its own common shares at an average price of US$17.21 pursuant to such bid.

As at November 14, 2013, the number of Pan American's issued and outstanding common shares totaled 151,410,712.  In accordance with the rules of the TSX, the maximum daily purchases on the TSX under this normal course issuer bid will be 91,404 common shares, which is 25% of the average daily trading volume for the Company's common shares on the TSX for the six months ended October 31, 2013 which was 365,619 common shares.  In accordance with applicable U.S. securities laws, the maximum daily purchases on NASDAQ under this normal course issuer bid will be 25% of the average daily trading volume for the Company's common shares in the four weeks preceding the day on which the purchases are to be made.

Pan American is undertaking the Bid because, in the opinion of its board of directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company's excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the Bid.

A copy of the Company's notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

About Pan American Silver

Pan American's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia and several development projects in USA, Mexico, Peru and Argentina.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 17:40e 28-NOV-13